                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                   -----------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                       CHANCELLOR BROADCASTING COMPANY
                      -----------------------------------
                               (Name of Issuer)

                Class A Common Stock, Par Value $.01 Per Share
                ----------------------------------------------
                        (Title of Class of Securities)

                                 CUSIP NUMBER
                                  158910 10 9
                                 -------------
                                 CUSIP NUMBER

                               Scott K. Ginsburg
                         Evergreen Media Corporation
                           433 E. Las Colinas Blvd.
                                  Suite 1130
                               Irving, TX 75039
                                (972) 869-9020
                             --------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                           John D. Watson, Jr., Esq.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                                (202) 637-2200

                               February 19, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                 SCHEDULE 13D

CUSIP No.  158910 10 9

1.    Name of Reporting Persons:

      Scott K. Ginsburg

      IRS Identification Number of Above Person:

      SS#  ###-##-####

2.    Check the Appropriate Box if a Member of a Group              (a) [ x ]
                                                                    (b) [   ]
3.    SEC Use Only

4.    Source of Funds

      00  (see Item 3)

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                           [   ]

6.    Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person with:

7.    Sole Voting Power:                                                  0
                                                                     --------

8.    Shared Voting Power:                                          1,815,365
                                                                    ---------

9.    Sole Dispositive Power:                                             0
                                                                     --------

10.   Shared Dispositive Power:                                           0
                                                                     --------

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person:  (See Items 4 and 5 Below)                  1,815,365
                                                                    ---------

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares                                           [   ]

13.   Percent of Class Represented by Amount in Row (11):               17.4%

14.   Type of Reporting Person:

      IN

                                 SCHEDULE 13D

CUSIP No. 158910 10 9

1.  Name of Reporting Persons:

    Matthew E. Devine

    IRS Identification Number of Above Person:

    N/A

2.  Check the Appropriate Box if a Member of a Group                 (a) [ x ]
                                                                     (b) [   ]
3.  SEC Use Only

4.  Source of Funds

    00 (see Item 3)

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                              [   ]

6.  Citizenship or Place of Organization

    United States

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power:                                                      0
                                                                         -----

8.  Shared Voting Power:                                             1,815,365
                                                                     ---------

9.  Sole Dispositive Power:                                                 0
                                                                         -----

10. Shared Dispositive Power:                                               0
                                                                         -----

11. Aggregate Amount Beneficially Owned by Each
    Reporting Person:   (See Items 4 and 5 Below)                    1,815,365
                                                                     ---------

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                                              [   ]

13. Percent of Class Represented by Amount in Row (11):                  17.4%

14. Type of Reporting Person:

    IN

SCHEDULE 13D

CUSIP No. 158910 10 9

1.  Name of Reporting Persons:

    Evergreen Media Corporation

    IRS Identification Number of Above Person:

    EIN 75-2247099

2.  Check the Appropriate Box if a Member of a Group               (a) [x]
                                                                   (b) [_]
3.  SEC Use Only

4.  Source of Funds

    00 (see Item 3)

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                            [_]

6.  Citizenship or Place of Organization

    United States

Number of Shares Beneficially Owned by Each Reporting Person with:

7.  Sole Voting Power                                                  0
                                                                     -----

8.  Shared Voting Power:                                         1,815,365
                                                                 ---------

9.  Sole Dispositive Power:                                            0
                                                                     -----

10. Shared Dispositive Power:                                          0
                                                                     -----

11. Aggregate Amount Beneficially Owned by Each
    Reporting Person:  (See Items 4 and 5 Below)                 1,815,365
                                                                 ---------

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                                           [_]

13. Percent of Class Represented by Amount in Row (11):              17.4%

14. Type of Reporting Person:

    CO

Item 1.   Security and Issuer.
          -------------------

          The title of the class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Chancellor Broadcasting Company, a Delaware corporation (the "Issuer"). The Class A Common Stock is listed on The Nasdaq National Market, under the symbol "CBCA." The principal executive office of the Issuer is 12655
N. Central Expressway, Suite 405, Dallas, Texas 75243.

Item 2.   Identity and Background.
          -----------------------

          (a) - (c), (f) The name of the persons filing this Schedule 13D are Evergreen Media Corporation, a Delaware corporation ("Evergreen"), Scott K. Ginsburg, a United States citizen, and Matthew E. Devine, a United States citizen (Evergreen, Mr. Ginsburg and Mr. Devine are referred to collectively herein as the "Reporting Persons").

          The principal business of Evergreen is the ownership and operation of radio broadcasting properties. Mr. Ginsburg is the President, Chief Executive Officer and Chairman of the Board of Directors of Evergreen. The principal occupation of Mr. Ginsburg is the performance of his duties as President, Chief Executive Officer and Chairman of the Board of Directors of Evergreen. Mr. Devine is the Senior Vice President and Chief Financial Officer of Evergreen. The principal occupation of Mr. Devine is the performance of his duties as Vice President and Chief Financial Officer of Evergreen. The business address of each Reporting Person is c/o Evergreen Media Corporation, 433 East Las Colinas Blvd., Suite 1130, Irving, TX 75039.

          (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          This Schedule 13D is being filed to report certain events affecting the Class A Common Stock which occurred on February 19, 1997. The transactions that occurred that give rise to the filing of this Schedule 13D are described in
Item 4 below.

Item 4.  Purpose of Transaction.
------   ----------------------

         On February 19, 1997, Evergreen, the Issuer, and Chancellor Radio Broadcasting Company, a Delaware corporation and subsidiary of the Issuer ("CRBC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of the Issuer and CRBC with and into Evergreen, whereupon the separate existence of the Issuer and CRBC will cease and Evergreen will continue as the surviving corporation.

         Upon the consummation of the Merger Agreement (the "Effective Time"),
(i) each share of Class A Common Stock and each share of the Issuer's Class B common stock, par value $.01 per share (the "Class B Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares held as treasury shares by the Issuer) will be converted into the right to receive
0.9091 validly issued, fully paid and nonassessable shares of common stock of the surviving corporation, (ii) each share of common stock of CRBC, par value $.01 per share, issued and outstanding immediately prior to the Effective Time shall be canceled and (iii) each share of Evergreen's Class A common stock, par value $.01 per share ("Evergreen Class A Common Stock"), and each share of Evergreen's Class B common stock, par value $.01 per share ("Evergreen Class B Common Stock"; colectively with the Evergreen Class A Common Stock, the "Evergreen Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares held as treasury shares by Evergreen) will be converted into the right to receive one validly issued, fully paid and nonassessable share of common stock of the surviving corporation.

         Because approval of the stockholders of the Issuer and of Evergreen are required by applicable law in order to consummate the Merger, each of the Issuer and Evergreen will submit the Merger to its respective stockholders for approval.

         If the Merger is completed as planned, the board of directors of the surviving corporation will consist of three classes of directors. Class I directors will hold their respective office from the Effective Time until the 1998 annual meeting of the surviving corporation and until his or her respective successor is duly elected or appointed and qualified. Class II directors will hold their respective office from the Effective Time until the 1999 annual meeting of the surviving corporation and until his or her respective successor is duly elected or appointed and qualified. Class III directors will hold their respective office from the Effective Time until the 2000 annual meeting of the surviving corporation and until his or her respective successor is duly elected or appointed and qualified. At the Effective Time, the board of directors of the surviving corporation will consist of the following individuals: (i) Class I -- Eric C. Neuman, Perry J. Lewis and Matrice EllisKirk; (ii) Class II -- Lawrence D. Stuart, Jr., Steven Dinetz, Jeffrey A. Marcus and James E. de Castro; and (iii) Class III -- Thomas O. Hicks, Scott K. Ginsburg, John H. Massey and Thomas J. Hodson.

          The Merger Agreement provides that, at the Effective Time, the following individuals will become officers of the surviving corporation, until the earlier of their resignation or removal or the election and qualification of their successors, as the case may be: (i) Chairman of the Board -- Thomas O. Hicks; (ii) President and Chief Executive Officer -- Scott K. Ginsburg;
(iii) Co-Chief Operating Officers -- Steven Dinetz and James E. de Castro; and
(iv) Chief Financial Officer -- Matthew E. Devine. Other officers of the surviving corporation shall be determined by the Issuer and Evergreen prior to the Effective Time.

          If the Merger is completed as planned, at the Effective Time, (i) the certificate of incorporation of the surviving corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Annex I to the Merger Agreement and (ii) the bylaws of the surviving corporation shall be as set forth in Annex II to the Merger Agreement.

          The consummation of the Merger Agreement will result in the delisting of the Class A Common Stock from The Nasdaq National Market. Furthermore, the consummation of the Merger Agreement will result in the Class A Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          Concurrently with, and in order to induce the Issuer and Evergreen to execute and deliver the Merger Agreement, the Mr. Ginsburg and the shareholders of the Issuer listed on Exhibit 2 hereto (the "Principal Company Stockholders") entered into a Stockholders Agreement with the Issuer and Evergreen (the "Stockholders Agreement"), dated February 19, 1996.

          Pursuant to the Stockholders Agreement, and subject to the terms and conditions thereof, Mr. Ginsburg agreed to vote all shares of Evergreen Class B Common Stock owned as of the date of the Stockholders Agreement, together with all shares of Evergreen Common Stock acquired by Mr. Ginsburg on or after the date of the Stockholders Agreement, in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as such term is defined in the Merger Agreement) at any duly held meeting of the stockholders of Evergreen (an "Evergreen Stockholders Meeting") or pursuant to any action by written consent of the stockholders of Evergreen. In connection therewith, Mr. Ginsburg appointed two directors of the Issuer, Thomas O. Hicks and Lawrence Stuart, Jr., as his true, lawful and irrevocable proxies and attorneys-in-fact to vote any and all shares of Evergreen Common Stock owned at any Evergreen Stockholders Meeting.

        Pursuant to the Stockholders Agreement, and subject to the terms and conditions thereof, each of the Principal Company Stockholders agreed to vote all shares of Class A Common Stock and Class B Common Stock owned by such party as of the date of the Stockholders Agreement, together with all shares of such stock acquired on or after the date of the Stockholders Agreement by such persons, in favor of the Merger, the Merger Agreement, the transactions contemplated by the Merger Agreement, and against any Acquisition Proposal at any duly held meeting of the stockholders of the Issuer (an "Issuer Stockholders Meeting") or pursuant to any action by written consent of the stockholders of the Issuer. In connection therewith, each of the Principal Company Stockholders appointed two directors of Evergreen, Mr. Ginsburg and Mr. Devine, as their true, lawful and irrevocable proxies and attorneys-in-fact to vote any and all shares of Class A Common Stock and Class B Common Stock at any Issuer Stockholders Meeting.

        As of the date of the Stockholders Agreement, the Principal Company Stockholders were, severally but not jointly the record and beneficial owners of a total of 1,815,365 shares of Class A Common Stock (the "Subject Shares") and 8,484,410 shares of Class B Common Stock. Pursuant to the terms of the Issuer's Amended and Restated Certificate of Incorporation, holders of the shares of Class A Common Stock and Class B Common Stock are entitled to vote on most matters submitted to the stockholders of the Issuer, including the Merger, as a single class. Each share of Class A Common Stock entitles the holder thereof to one vote, while each share of Class B Common Stock entitles the holder thereof to ten votes. The Subject Shares, together with the 8,484,410 shares of Class B

Common Stock subject to the Stockholders Agreement, presently give the Principal Company Stockholder approximately 90% of the combined voting power of the Issuer's outstanding Class A Common Stock and Class B Common Stock.

        Pursuant to the Stockholders Agreement, and subject to the terms and conditions thereof, the Issuer, in its capacity as holder of all issued and outstanding shares of capital stock of CRBC, agreed to execute a written consent on behalf of CRBC approving the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement. The Issuer further agreed not to rescind or revoke any such consent.

        The Stockholders Agreement will terminate at the Effective Time of the Merger or upon the valid termination of the Merger Agreement for any reason other than the failure to receive the approval of the stockholders of the Issuer or Evergreen, as appropriate, as the result of a breach of the Stockholders Agreement by any Principal Company Stockholder or Mr. Ginsburg, as applicable.

        The preceding summary of the provisions of the Merger Agreement and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 3 and 4 hereto, and which are incorporated herein by reference.

        Other than as described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, however,
                                                         --------  -------
that, subject to the provisions of the Merger Agreement and the Stockholders Agreement, the Reporting Persons reserve the right to develop such plans.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

        (a) None of Evergreen, Mr. Ginsburg or Mr. Devine is the record owner of any shares of Class A Common Stock.

        (b) As a result of the Stockholders Agreement, as described in Item 4 above, each of the Reporting Persons and the Principal Company Stockholders may be deemed to share the voting power of all of the Subject Shares as well as of 8,484,410 shares of Class B Common Stock. The Subject Shares constitute approximately 17.4% of the issued and outstanding shares of Class

A Common Stock. Furthermore, the Subject Shares and the shares of Class B Common Stock of which the Reporting Persons may be deemed to share beneficial ownership with the Principal Company Stockholders represent, in the aggregate, approximately 90% of the combined voting power of the Issuer's Class A Common Stock and Class B Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Class A Common Stock, as well as the shares of Class B Common Stock held by the Principal Company Stockholders, covered by this Schedule 13D. The Reporting Persons have no power to dispose of any such shares.

                (c) Other than as described above, none of the Reporting Persons has effected any transaction during the past 60 days in any shares of Class A Common Stock.

                (d) No person other than the record holder thereof is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Subject Shares.

                (e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with
------          -------------------------------------------------------------
     Respect to Securities of the Issuer.
     -----------------------------------

                Except as set forth in this Statement, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.
------       --------------------------------

Exhibit 1. Joint Filing Agreement, dated as of March 3, 1997, by and among Evergreen Media Corporation, Scott K. Ginsburg and Matthew E. Devine.

Exhibit 2. List of Principal Company Stockholders that are Parties to Stockholders Agreement.

Exhibit 3. Agreement and Plan of Merger, among Chancellor Broadcasting Company, Chancellor Radio Broadcasting Company and Evergreen Media Corporation, dated as of February 19, 1997.

Exhibit 4. Stockholders Agreement, dated as of February 19, 1997, by and among Chancellor Broadcasting Company, Evergreen Media Corporation, Scott K. Ginsburg, HM2/Chancellor, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., The Chancellor Business Trust, HM2/HMW, Sacramento GP, L.P., Thomas
                O. Hicks, as Trustee of the William Cree Hicks 1992 Irrevocable Trust, Thomas O. Hicks, as Trustee of the Catherine Forgrave Hicks 1993 Irrevocable Trust, Thomas O. Hicks, as Trustee of the John Alexander Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the Mack Hardin Hicks 1984 Trust, Thomas O. Hicks, as Trustee of Robert Bradley Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the Thomas O. Hicks, Jr. 1984 Trust, Thomas O. Hicks and H. Rand Reynolds, as Trustees for the Muse Children's GS Trust, and Thomas O. Hicks.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   March 3, 1997


                                               By:    /s/ Scott K. Ginsburg
                                                   --------------------------
                                                   Scott K. Ginsburg

                                               By:    /s/ Matthew E. Devine
                                                   --------------------------
                                                   Matthew E. Devine


                                               EVERGREEN MEDIA CORPORATION


                                               By:   /s/ Scott K. Ginsburg
                                                   --------------------------
                                                   Name:  Scott K. Ginsburg
                                                   Title: President

                                 EXHIBIT INDEX
                                 -------------

Exhibit 1. Joint Filing Agreement, dated as of March 3, 1997, by and among Evergreen Media corporation, Scott K. Ginsburg and Matthew E. Devine.

Exhibit 2.     List of Principal Company
               Stockholders that are Parties to Stockholders Agreement.

Exhibit 3. Agreement and Plan of Merger, among Chancellor Broadcasting Company, Chancellor Radio Broadcasting Company and Evergreen Media Corporation, dated as of February 19, 1997. (Annexes and Exhibits Omitted)

Exhibit 4. Stockholders Agreement, dated as of February 19, 1997, by and among Chancellor Broadcasting Company, Evergreen Media Corporation, Scott K. Ginsburg, HM2/Chancellor, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., The Chancellor Business Trust, HM2/HMD Sacramento GP, L.P., Thomas O. Hicks, as Trustee of the William Cree Hicks 1992 Irrevocable Trust, Thomas O. Hicks, as Trustee of the Catherine Forgrave Hicks 1993 Irrevocable Trust, Thomas O. Hicks, as Trustee of the John Alexander Hicks, 1984 Trust, Thomas O. Hicks, as Trustee of the Mack Hardin Hicks 1984 Trust, Thomas O. Hicks, as Trustee of Robert Bradley Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the Thomas O. Hicks, Jr. 1984 Trust, Thomas O. Hicks and H. Rand Reynolds, as Trustees for the Muse Children's GS Trust, and Thomas O. Hicks.